U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Smith, Jr.                          Clifford            W.
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   (Last)                           (First)             (Middle)

12 East Boulevard
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                                    (Street)

Rochester                            NY                 14610
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


Home Properties of New York, Inc. (HME)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

August 29, 2002 - See footnotes 3 and 5

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [x]  Director                             [_]  10% Owner
     [ ]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock, Par value $.01                                                                     30,525         D
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Common Stock, Par value $.01                                                                     1,400          I        By spouse
                                                                                                                         for
                                                                                                                         children(1)
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Common Stock, Par value $.01                                                                     700            I        By Trust
                                                                                                                         (2)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Option to Purchase  $27.0625 *        *    *    *     *      *        *        *         *       *        3,500     D
Common Stock
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Option to Purchase  $28.3125 *        *    *    *     *      *        *        *         *       *        2,700     D
Common Stock
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Option to Purchase  $31.375  *        *    *    *     *      *        *        *         *       *        4,720     D
Common Stock
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Option to Purchase  $28.34   *        *    *    *     *      *        *        *         *       *        7,000     D
Common Stock
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Option to Purchase  $36.03   05/07/02 A    V    7,000        05/07/02 05/07/07 Common    7,000            7,000     D
Common Stock                                                                   Stock
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Phanton Stock Units 1-for-1  (3)      A    V    1,010(3)     (4)      (4)      Common    1,010   (3)      3,425     D
                                                                               Stock
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
Explanation of Responses:

*Previously reported.

(1) These shares are held by Reporting Person's spouse as custodian for children under the Uniform Gifts to Minors Act. The Reporting Person disclaims beneficial ownership of these securities and this report shall not be deemed to be an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.

(2) These shares are held in a trust for the benefit of the Reporting Person's son. The Reporting Person's spouse is the trustee for the trust. The Reporting Person disclaims beneficial ownership of these securities.

(3) Represents phantom stock units accrued to the Reporting Person's account under the Issuer's Director Deferred Compensation Plan from January 1, 2002 through August 29, 2002 at prices ranging from $31.60 to $36.90 per unit, including hypothetical shares accrued pursuant to the dividend reinvestment feature of the Plan.

(4) The Reporting Person's account will be paid in the form of the Issuer's common stock on or about the 3rd, 5th or 10th anniversary of the deferral depending on the election of the Reporting Person.

(5) Please note that the disclosed items were not previously required to be disclosed on a current basis.


/s/ Clifford W. Smith, Jr.by Ann M. McCormick attorney-in-fact August 30, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person pursuant to Rule 101(b)
(4) of Regulation S-T.
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